UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Rule 14(d)-100

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

TELULAR CORPORATION

(Name of Subject Company (Issuer))

ACP TOWER MERGER SUB, INC.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

ACP TOWER HOLDINGS, LLC

(Name of Filing Person (Offeror))

AVISTA CAPITAL PARTNERS III, L.P.
AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

87970T208

(CUSIP Number of Class of Securities)

Benjamin Silbert

65 E. 55th Street, 18th Floor

New York, NY 10022

Tel: (212) 593-6900

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Jai Agrawal
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Phone: (212) 446-4800
Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$234,293,725.71	$31,957.66

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) an aggregate of 17,323,991 outstanding shares of common stock, par value $0.01 per share, of Telular Corporation (“Shares”) multiplied by the offer price of $12.61 per Share; (ii) an aggregate of 1,378,602 Shares subject to outstanding stock option grants multiplied by the offer price of $12.61 per Share minus the weighted average exercise price for such options of $6.32 per Share; and (iii) an aggregate of 568,342 Shares subject to other outstanding restricted stock units (assuming unearned performance-based restricted stock units will be settled for the target number of Shares subject to each such award of performance-based restricted stock units) multiplied by the offer price of $12.61 per Share; in each case, as of April 28, 2013, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00013640.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31, 957.66	Filing Party:	ACP Tower Merger Sub, Inc.
ACP Tower Holdings, LLC
Form or Registration No.:	Schedule TO	Date Filed:	May 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed on May 10, 2013 (together with this Amendment No. 1 and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) by ACP Tower Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”) controlled by Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P. (collectively, the “Sponsors” and, together with Parent and Purchaser, the “Filing Persons”).  This Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Telular Corporation, a Delaware corporation (“Telular”), at a price of $12.61 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2013 (as may be amended and supplemented, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented, the “Letter of Transmittal” which, together with the Offer to Purchase, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchaser and Letter of Transmittal is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is amended and supplemented by the information specifically set forth in this Amendment No. 1.

ITEM 11.    ADDITIONAL INFORMATION

Item 11(a) of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph as the last paragraph under the heading “Litigation” on page 62:

“On May 2, 2013, a putative stockholder class action complaint was filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Berg v. Telular Corporation, et al., Case No. 2013-CH-11782 (which we refer to as the “Berg Complaint”).  The Berg Complaint names as defendants Telular, certain officers and directors of the Board (whom we refer to as the “Berg Complaint Individual Defendants”), Avista Capital Partners, Parent and Merger Sub.  The Berg Complaint asserts three causes of action:  breach of fiduciary duty against the Berg Complaint Individual Defendants, aiding and abetting breach of fiduciary duty against Telular, and aiding and abetting breach of fiduciary duty against Avista Capital Partners and Telular.  The Berg Complaint alleges that the Berg Complaint Individual Defendants breached their fiduciary duties by causing Telular to enter into the Merger Agreement, by agreeing to sell Telular at an inadequate price, by failing to maximize the value of Telular, and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid successfully for Telular.  The plaintiff in the Berg Complaint seeks an injunction prohibiting consummation of the proposed transaction, rescission of the Merger Agreement, and fees and costs associated with prosecuting the action.  The foregoing description is qualified in its entirety by reference to the Berg Complaint, which is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

Item 11(a) of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following sentence as the last sentence of the first paragraph under the heading “United States Antitrust Compliance” on page 63:

“On May 13, 2013, Parent and Telular filed the applicable notification and report forms with the FTC and the Antitrust Division relating to Parent’s proposed acquisition of Telular.”

ITEM 12.    EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Document
(a)(5)(F)

Complaint of Bob Berg against Telular Corporation, Avista Capital Partners, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc., Joseph A. Beatty, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Betsy Bernard and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2013	ACP TOWER MERGER SUB, INC.

	By:	/S/ BRENDAN SCOLLANS

		Name:	Brendan Scollans

		Title:	President

Dated: May 14, 2013	ACP TOWER HOLDINGS, LLC

	By:	/S/ BRENDAN SCOLLANS

		Name:	Brendan Scollans

		Title:	President

Dated: May 14, 2013	AVISTA CAPITAL PARTNERS III, L.P.

	By:	Avista Capital Partners III GP, L.P.
	Its:	General Partner

	By:	Avista Capital Managing Member, LLC
	Its:	General Partner

	By:	/S/ BENJAMIN SILBERT

		Name:	Benjamin Silbert

		Title:	Secretary and General Counsel

Dated: May 14, 2013	AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

	By:	Avista Capital Partners III GP, L.P.
	Its:	General Partner

	By:	Avista Capital Managing Member, LLC
	Its:	General Partner

	By:	/S/ BENJAMIN SILBERT

		Name:	Benjamin Silbert

		Title:	Secretary and General Counsel

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated May 10, 2013.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Form of Summary Advertisement as published in The New York Times on May 10, 2013.

(a)(5)(A)*	Press Release, dated May 10, 2013, issued by Avista Capital Partners.

(a)(5)(B)*

Complaint of John Nicholas against Telular Corporation, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Joseph A. Beatty, Betsy Bernard and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.

(a)(5)(C)*

Complaint of Betzalel Eichenbaum against Telular Corporation, Lawrence S. Barker, Jeffrey Jacobowitz, Betsy Bernard, Joseph A. Beatty, John W. Handy, M. Brian McCarthy, Brian J. Clucas, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc. and Avista Capital Partners, filed in the Court of Chancery in the State of Delaware, dated May 6, 2013.

(a)(5)(D)*

Complaint of John Levin against Lawrence S. Barker, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, John W. Handy, Jeffrey Jacobowitz, M. Brian McCarthy, Avista Capital Partners III, L.P., Avista Capital Partners (Offshore) III, L.P., ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc. and Telular Corporation, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 6, 2013.

(a)(5)(E)*

Complaint of Jonathan Posell against Telular Corporation, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, Jeffrey Jacobowitz, John W. Handy, Avista Capital Holdings, L.P., ACP Tower Holdings, LLC and ACP Tower Merger Sub, Inc. filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 7, 2013.

(a)(5)(F)

Complaint of Bob Berg against Telular Corporation, Avista Capital Partners, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc., Joseph A. Beatty, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Betsy Bernard and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.

(b)(1)*	Debt Commitment Letter, dated as of April 29, 2013, by and between SunTrust Bank, SunTrust Robinson Humphrey, Inc. and Parent.

(d)(1)*

Agreement and Plan of Merger, dated as of April 29, 2013, by and among Parent, Purchaser, and Telular (incorporated by reference to Exhibit 2.1 to Telular’s Current Report on Form 8-K, File No. 000-23212, filed with the SEC on May 1, 2013).

(d)(2)*	Limited Guaranty, dated as of April 29, 2013, by Avista Capital Partners (Offshore) III, L.P. and Avista Capital Partners III, L.P., in favor of Telular Corporation.

(d)(3)*	Equity Commitment Letter, dated as of April 29, 2013, by and between Avista Capital Partners (Offshore) III, L.P., Avista Capital Partners, III and Parent.

(g)*	Not applicable.

(h)*	Not applicable.

* Previously Filed